[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 18, 2013

Kimberly A. Browning Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Fiduciary/Claymore MLP Opportunity Fund (File Nos. 333-188687 and 811-21652)

Dear Ms. Browning:

Thank you for your comment letter, dated July 12, 2013, regarding the registration statement on Form N-2 filed by Fiduciary/Claymore MLP Opportunity Fund on May 17, 2013 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below.

Prospectus – Summary of Fund Expenses

Comment 1
The second footnote indicates that the “Adviser has incurred on behalf of the Fund all costs associated with the Fund’s registration statement and any offerings pursuant to such registration statement. The Fund has agreed, in connection with any offering, to reimburse the Adviser for offering expenses incurred by the Adviser on the Fund’s behalf in an amount up to the lesser of the Fund’s actual offering costs or 0.60% of the total offering price of the Common Shares sold in such offering.” Please file as an exhibit to the registration statement, the agreement governing this arrangement between the adviser and the Fund. Also, please revise the fee table to show any fees incurred by shareholders as a result of this agreement.

Response 1
The Adviser has agreed to limit the expenses associated with offerings conducted pursuant to the Registration Statement to 0.60% of the total offering price sold in such offerings.  This agreement between the Adviser and the Fund has been memorialized in the minutes of the meetings of the Fund’s Board of Trustees.  In connection with any offering conducted pursuant to the Registration Statement, the Fund and the Adviser will enter into an expense limitation agreement memorializing this agreement, which will be filed with the post-effective amendment filed by the Fund in connection with such offering.

The Fund confirms that the Prospectus Supplement relating to any offering pursuant to the Registration Statement will disclose the offering expenses to be incurred by shareholders in connection with such offering.   The Base Prospectus does not disclose the amount of offering expenses incurred by shareholders, because the amount of such expenses associated with any particular offering, while limited to no more than 0.60% by operation of the expense limitation agreement described above, may vary up to such expense limitation based on the structure of the offering and the number of shares sold in

Securities and Exchange Commission
June 18, 2013

the offering. The Base Prospectus notes in footnote 1 to the Expense table that “the Prospectus Supplement will set forth… the estimated offering expenses borne by the Fund.”

Comment 2	Please clarify in your letter how the Fund meets the audit requirement with respect to senior securities. See Item 4.3 of Form N-2.

Response 2	The Fund notes that the senior securities information required by Item 4.3 of Form N-2 is set forth both in the section “Senior Securities” as well as in the Financial Highlights table.

* * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman